FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Christensen Brent W.	2. Issuer Name and Ticker or Trading Symbol Meade Instruments Corp. (MEAD)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Sr. Vice President-Finance and CFO
(Last) (First) (Middle) c/o Meade Instruments Corp. 6001 Oak Canyon	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/04/03
(Street) Irvine, CA 92618		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	12/31/02	3/25/03	A		5,498	A		28,904(1)(2)	I	by ESOP
Common Stock								5,289(2)	I	by IRA
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$2.86	04/02/03		A		40,000		(3)	04/01/13	Common Stock	40,000		265,000	D

Explanation of Responses:

(1) As of March 25, 2003, Reporting Person received notification that 5,498 shares were allocated to the Reporting Person's ESOP account. A total of 28,904 shares of common stock are allocated to Reporting Person's ESOP account. Does not include 1,974,700 shares held by the ESOP as of April 2, 2003. Common stock held by the ESOP is voted by the trustee of the ESOP, directed by the ESOP committee, of which the Reporting Person is a member. If the 1,974,700 shares owned by the ESOP were included in the Reporting Person's holdings, he would be deemed to beneficially own 2,003,604 shares. Reporting Person disclaims beneficial ownership of any of the shares owned by the ESOP and not allocated to his ESOP account.
(2) Reporting Person rolled over 3,299 shares from his ESOP account to his IRA during May 2002, pursuant to a diversification election under the Internal Revenue Code.
(3) Three year vesting schedule: 33-1/3% of such options become exercisable on April 2, 2004, with the remainder to vest monthly in substantially equal installments over the succeeding twenty-four months.

By: /s/ Brent W. Christensen **Signature of Reporting Person	April 4, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.